14045254

ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8-36214

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zeus Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 Paddington Circle
(No. and Street)

Smithtown (City) New York (State) 11787 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John T. Trainor, CPA, PC
(Name – *if individual, state last, first, middle name*)

111 Bellmore St (Address) Floral Park (City) New York (State) 11001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Fettig, General Securities Principal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zeus Securities, Inc. (Company), as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature]

Signature

GENERAL SECURITIES PRINCIPAL

Title

[Signature]

Notary Public

KERRY A. HILDEBRANDT
NOTARY PUBLIC-STATE OF NEW YORK
No. 01HI6024143
Qualified in Suffolk County
My Commission Expires July 15, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Amended on May 20, 2014
To Correct the Net Capital Computations on page 8 and
the Net Capital Note (note 3, page 7).

ZEUS SECURITIES, INC.
(SEC I.D. No. 8-36214)
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2013
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

John T. Trainor, CPA, PC
111 Bellmore St
Floral Park, New York 11001-3112
Phone/Fax: 516-216-5517

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Zeus Securities, Inc.

I have audited the accompanying financial statements of Zeus Securities, Inc. which comprise the balance sheet as of December 31, 2013, and the related statements of income (loss), retained earnings, and cash flows for the years then ended, and the related notes to the financial statements.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zeus Securities, Inc as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the

Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John T Trainor, CPA, PC

Floral Park, New York
February 14, 2014

Registered with the Public Company Accounting Oversight Board
Member: American Institute of Certified Public Accountants

ZEUS SECURITIES, INC.
BALANCE SHEET
FOR THE YEAR ENDED DECEMBER 31, 2013

ASSETS

Cash	$ 8,017
Clearing Deposits	25,000
Furniture and Equipment	4,817
Total Assets	$ 37,834

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Commissions Payable	$ 3,500
Accounts Payable	131
Total Current Liabilities	3,631
Long Term Liabilities	
Payable to Shareholder	3,185
Total Long-Term Liabilities	3,185
Total Liabilities	6,816
Stockholders Equity:	
Common Stock - $1 Par Value	10,000
10,000 shares authorized	
1,000 shares issued and outstanding	
Additional paid-in capital	914,715
Accumulated (deficit)	(893,696)
Total Stockholder's Equity	31,018
Total Liabilities and Stockholder's Equity	$ 37,834

See Independent Accountant's Report and Accompanying Notes

ZEUS SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues:	
Commissions	$ 108,969
Other income	5,159
Total Revenues	114,127
Costs and Expenses:	
Clearing charges and expenses	12,000
Brokerage registrations and fees	5,610
Commission expense	78,220
Professional fees	18,128
Occupancy costs	2,601
Telephone	481
Insurance	2,640
Other expenses	22,958
Total Costs and Expenses	142,638
Net (Loss)	$ (28,510)

See Independent Accountant's Report and Accompanying Notes

ZEUS SECURITIES, INC.
STATEMENT OF CHANGES IN FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash Flows Used In Operating Activities:	
Net Loss	$ (28,510)
Adjustments to reconcile net loss to net cash used by operating activities:	
Changes in operating assets and liabilities:	
Decrease in amount due shareholder	(23,720)
Decrease in other receivables	3,991
Other increases	(1,000)
Decrease in accounts payable and accrued expenses	(5,331)
Net cash used in operating activities	(54,570)
Cash flows from investing activities:	-
Cash flows from financing activities:	
Capital contributions	11,220
Net cash provided by financing activities	11,220
Net increase (decrease) in cash	(43,350)
Cash at beginning of year	51,368
Cash at end of year	$ 8,018
Supplemental disclosure of cash flow information:	
Cash paid during the period for:	
Income taxes	$ 75

See Independent Accountant's Report and Accompanying Notes

ZEUS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock	Additional Paid-in Capital	Accumulated (deficit)	Total Stockholders Equity
Balances, January 1, 2013	$ 10,000	$ 903,494	$ (861,718)	$ 51,776
Capital contributions	-	11,220	-	11,220.00
Net loss for the year	-	-	(28,510)	(28,510)
Balances, December 31, 2013	$ 10,000	$ 914,714	$ (890,228)	$ 34,486

See Independent Accountant's Report and Accompanying Notes

1. ORGANIZATION AND NATURE OF BUSINESS

Zeus Securities, Inc. (the "Company") is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Inc. (FINRA) and the Securities Investor Protection Corporation. The Company has adopted December 31 as its year end.

The Company clears all of its securities transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2) (ii) since it uses other security firms for clearing.

The Company also sells life insurance, deferred annuity contracts and earns some mutual fund commissions where they deal directly with the seller and not the clearing broker.

Pursuant to agreements between the Company and FirstSouthwest Securities, all securities transactions of the Company are cleared and its customers are introduced and cleared on a fully disclosed basis through FirstSouthwest Securities. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by FirstSouthwest Securities.

2. SIGNIFICANT ACCOUNTING POLICIES

INCOME TAXES

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for individual federal income taxes on his share of the Company's income, deductions, losses and credits.

REVENUES

The Company's financial statements are prepared using the accrual method of accounting.

RECEIVABLE FROM CLEARING BROKER

There was nothing due from the clearing broker, FirstSouthwest Securities (FSW), for income earned on securities transactions as of December 31, 2013.

CLEARING DEPOSIT

The Company clears its transactions through FirstSouthwest Securities; there is $25,000 clearing deposit at December 31, 2013.

FURNITURE AND EQUIPMENT

Furniture and equipment are carried at its fair value or salvage value whichever is lower. There are no charges for depreciation during 2013.

USE OF ESTIMATES

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2013, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013 the Company had net capital of $26,201 which was $21,201 in excess of the SEC minimum capital requirement.

4. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

5. LEASE COMMITMENT

As of December 31, 2013 the Company had no lease commitments.

ZEUS SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Net Capital	
Total Stockholders' Equity	$ 31,018
Deductions and/or Charges	
Non-Allowable Assets	
Furniture, fixtures and equipment	(4,817)
Net capital	26,201
Aggregate Indebtedness	
Items Included in the Statement of Financial Condition	
Accounts Payable and Accrued Expenses	6,817
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required	5,000
Excess Net Capital	$ 21,201
Percentage of aggregate indebtedness to net capital	26.02%

The above computation agrees with the December 31, 2013 amended computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

See Independent Accountant's Report and Accompanying Notes

John T. Trainor, CPA, PC
111 Bellmore St
Floral Park, New York 11001-3112
Phone/Fax: 516-216-5517

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Zeus Securities, Inc.

In planning and performing my audit of the financial statements and supplementary information of Zeus Securities, Inc. ("Company") for the year ended December 31, 2013, I considered its internal control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)1 of the Securities Exchange Commission ("Commission"), I have made a study of the practices and procedures followed the the company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility for are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design

(Continued)

and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulation Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

John T. Trainor, CPA, PC

Floral Park, NY
February 14, 2014